SCHEDULE D	Home Office P.O. Box 1227 Baltimore, Md. 21203

To be attached to and form part of Bond No. FIB 0005823 07                 Effective Date 02/11/10

Optional Insuring Agreements and Coverages	Single Loss Limit of Liability	Singe Loss Deductible
Fidelity	$5,000,000	$10,000
Audit Expense	$100,000	$2,500
On Premises	$5,000,000	$10,000
In Transit	$5,000,000	$10,000
Forgery or Alteration	$5,000,000	$10,000
Securities	$5,000,000	$10,000
Worldwide Counterfeit Currency	$5,000,000	$10,000
Computer Security	$5,000,000	$10,000
Phone Initiated Transactions	$5,000,000	$10,000
Unauthorized Signatures	$100,000	$5,000
Uncollectible Items of Deposit	$100,000	$5,000
Stop Payment Legal Liability	$100,000	$5,000
Claims Expense	$100,000	$2,500

It is agreed that Schedule C issued 10/5/09 is hereby cancelled and superseded by Schedule D.

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FOR USE WITH FINANCIAL INSTITUTION BONDS